UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

FIFTEENTH
NATIONAL FUEL GAS COMPANY	CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.	PURSUANT TO
HORIZON ENERGY HOLDINGS, INC.	RULE 24

and its subsidiaries

File No. 70-9959

(Public Utility Holding Company Act of 1935)

THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”), its subsidiary, Horizon Energy Development, Inc. (“Horizon”), Horizon’s subsidiary, Horizon Energy Holdings, Inc. (“Holdings”), and Holding’s subsidiaries (“Intermediate Subsidiaries”), in their Application-Declaration on Form U-1, as amended (File No. 70-9959), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-27487, dated December 31, 2001) of the Securities and Exchange Commission (the “Commission”) with respect thereto, and that the following information for the quarter ended September 30, 2005 is herein provided:

1)

A general description of the Development Activities of Horizon or any Intermediate Subsidiary during the quarter and of any exempt wholesale generator or foreign utility company in which National has acquired, directly or indirectly, an ownership interest during the quarter:

Horizon and Intermediate Subsidiaries engaged, directly or indirectly, in one or more of the following Development Activities during the quarter: preliminary engineering; application for required permits and/or regulatory approvals; negotiation and execution of contractual commitments with power purchasers and other project contractors; discussion of financing opportunities with lenders and other third-party investors; and such other preliminary activities as may be required to develop, construct, and operate electric generation plants.

During the quarter, Horizon, through Intermediate Subsidiaries, continued to hold ownership interests in Sofia Energy EAD and Montenero Energia s.r.l. Each of these entities is pursuing a power generation project - Sofia Energy EAD in and around the city of Sofia, Bulgaria, and Montenero Energia s.r.l. in the Molise region of Italy near the town of Montenero di Bisaccia.

During the quarter, Horizon, through Intermediate Subsidiaries, sold its entire interest in United Energy, a.s., a district steam utility and wholesale electric generator. During the quarter, Horizon’s subsidiary, Horizon Energy Development, s.r.o., was placed into liquidation and is in the process of being wound up.

2)	Information on Project Services (administrative, operating, technical and management services) performed during the quarter:

Company Providing Service	Company Receiving Service	Type of Service	Total Charges*	At Cost or Fair Market Value
Horizon	Horizon Energy Development, s.r.o.	Technical and management services	$66,471 [1]	Fair market value
Horizon Energy Development, s.r.o.	Horizon	Administrative services	$72,320.21 [1]	Fair market value

* Amounts are shown in US$. Original billings may be calculated in Czech Korunas. For the quarter ended September 30, 2005, the average spot exchange rate was CZK24.38/US$1.

1 Represents amount billed for all services during 2005. Upon sale of United Energy, a.s., Horizon Energy Development, s.r.o. has been placed in liquidation and its affairs are being wound up.

3)	Information regarding new Intermediate Subsidiaries:

No new Intermediate Subsidiaries were established or acquired during the quarter.

4)	Amount of any Guarantee issued by Horizon or any Intermediate Subsidiary that is not exempt under Rule 45(b) or Rule 52:

Neither Horizon nor any Intermediate Subsidiary issued any such Guarantee during the quarter.

5)	Horizon financial statements:

Horizon’s balance sheet at September 30, 2005 is attached as Exhibit 1, and Horizon’s income statement for the quarter ended September 30, 2005 is attached as Exhibit 2.

IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 22nd day of November, 2005.

NATIONAL FUEL GAS COMPANY

By: /s/ R. J. Tanski
R. J. Tanski
Treasurer

HORIZON ENERGY DEVELOPMENT, INC.

By: /s/ R. J. Tanski
R. J. Tanski
Secretary and Treasurer

HORIZON ENERGY HOLDINGS, INC.

By: /s/ R. J. Tanski
R. J. Tanski
Secretary and Treasurer

3